600 17th Street, Suite 2700, Denver, Colorado 80202

Main:  (720) 889-2211   Fax:  (720) 889-2222

January 11, 2013

John Reynolds, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street

Washington, DC  20549

Re:

Canfield Medical Supply, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed January 11, 2013

File No. 333-182639

Dear Mr. Reynolds:

This letter will serve as a response and/or explanation with respect to the comments in your letter dated January 3, 2013 (the "Comment Letter") regarding Canfield Medical Supply, Inc. ("Canfield" or the "Company").  The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference.  A response to each comment is set forth immediately below the text of the comment.

Form S-1/A, filed December 21, 2012

Selling Shareholders, page 25

1.

Please revise to disclose the natural person with voting and investment power for Underwood Family Partners and Kearney Holdings LLC.

We have added the requested information in footnotes 5 and 6 of the table.

Management’s  Discussion  and  Analysis  of  Financial  Condition  and  Results  of  Operations,  page

51

2.

We note your revised disclosure in response to comment 1 of our letter, dated November 21, 2012.  Please revise to clarify that cost of goods sold and general and administrative expenses are key variables in evaluating your financial condition.

We have revised the disclosure on page 53 to make it more clear that cost of goods sold and general and administrative expenses are key variables in evaluating the Company’s financial condition.

John Reynolds, Assistant Director

Division of Corporation Finance

January 11, 2013

Strategy

Increase profitable revenue and market share, page 54

3.

We note your response to comment 3 that “it is management’s opinion, based on past experience, that we could conservatively generate approximately $25,000 in additional revenue in the first 12 months after we start selling” and “it is management’s opinion, based on discussions with the webstore designers and sales representative, that we could generate approximately $25,000 in revenues in the first 12 months of operation.”  It does not appear to us that the company has a reasonable basis to assert that there will be $25,000 in additional sales after the company starts selling when there is no assurance that the company will win any bids in the additional Ohio markets.  Additionally, it does not appear to us that the company has a reasonable basis to assert that the webstore will generate $25,000 in revenues.  We also do not understand your argument that having no local competitors offering a similar retail webstore would lead to the webstore having $25,000 in sales.  Finally, the amounts noted for the cost of the webstore do not correspond to the amounts you indicate in your use of proceeds section to be spent on the webstore.  Please revise your disclosures as appropriate.

We have made several revisions in the specified section on page 54 in response to this comment.  We have also made several revisions on pages 61 and 62 regarding the cost of the webstore.  We realize that the amounts we reference ($6,720 and $10,000) total $780 less than the amount in the Use of Proceeds table, but we felt that it was appropriate to  round the numbers up to $7,500 and $17,500 in the table.

Notes to Financial Statements

Note 1 –  Organization, Operations and Summary of Significant Accounting Policies

Accounts Receivable, page F-7

4.

We note your disclosure that you have not recorded an allowance for doubtful accounts in any of the periods presented.  Based on your aging of receivables at September 30, 2012 as disclosed on page 59, please address the following:

•

We note your disclosure on page 39 that Medicare claims are paid within 30 – 45 days of submission.  Please tell us how you believe the Medicare receivables aged above 45 days, not subject to appeal, are considered fully collectible (i.e. no allowance necessary).

•

We note your disclosure on page 39 that Medicaid claims are paid within 14 days of submission.  Please tell us how you believe the Medicaid receivables aged above 30 days are considered fully collectible (i.e. no allowance necessary).

•

We note the aging of your self-pay receivables continues to deteriorate, with over 50% greater than 90 days (31% greater than 1 year old).  Please revise to clarify your payment terms of such receivables, when you consider such receivables to be delinquent and what

John Reynolds, Assistant Director

Division of Corporation Finance

January 11, 2013

criteria you use to determine such receivables are still collectible (i.e. no allowance necessary).

The Company has disclosed in Footnote 1 under “Accounts Receivable” that it reviews accounts receivable periodically for collectability and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. All receivables on the books at December 31, 2010 and 2011 were subsequently collected. The Company is unaware of any specific accounting guidance requiring it to set an accounts receivable allowance date of 30 or 45 days. Due to paperwork volume medical receivable collection especially on Medicare and Medicaid can sometimes take longer. Of the accounts receivable at September 30, 2012, $4,336 was over 180 days. This amount is not material, and certainly none in self-pay where amounts consist of a few hundred dollars. The Company to date has no material collection history problems which would merit, after review, the establishment of an allowance for doubtful accounts at any of the balance sheet dates.

Note 5 –  Restatement, page F-10

5.

We note your revised disclosures in response to our prior comment 6.  Please address the following:

•

Please revise to expand your disclosure to explain the cumulative effect of the change on retained earnings as of December 31, 2009 as required by FASB ASC 250-10-50-7.

•

Please clarify for us how the adjustments were determined for each period presented, specifically adjustments to revenue, receivables and retained deficit.

See disclosure added to footnote 5.   The Company’s periodic adjustments are shown below:

2010	Debit	Credit

Accounts receivable	$22,984
Retained earnings		$23,057
Sales	$ 73

2011

Accounts receivable		$ 6,300
Sales	$ 6,300

September 2012

Accounts receivable	$ 991
Sales		$ 991

John Reynolds, Assistant Director

Division of Corporation Finance

January 11, 2013

The sales entries result from the periodic difference in accounts receivable.

* * * * *

Thank you for your attention to this matter.  Please contact the undersigned if you have any questions or need any additional information.

Sincerely,

JIN, SCHAUER & SAAD LLC

By

      Jon D. Sawyer